Mail Stop 0510

      June 9, 2005


Mr. David S. Graziosi
Chief Financial Officer
Resolution Performance Products LLC
1600 Smith Street, Suite 2400
Houston, TX  77002

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		File No. 333-75172

Dear Mr. Graziosi:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Comparison of 2004 results to 2003, page 22
2. Please discuss in greater detail the business reasons for the changes between periods in operating expenses and selling, general and administrative expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in regards to operating expenses, please individually quantify the amount of the increase that is due to higher maintenance costs, increased turnaround activity and foreign currency impact. Please show us what your revised MD&A for 2004 as compared to 2003 will look like.
See
Item 303(a)(3) of Regulation S-K and Financial Reporting
Codification
501.04.

Financial Statements
3. Please tell us why your allowance for doubtful accounts decreased from 2003, given the fact that your gross receivables balance increased approximately 47%.

Consolidated Statements of Owner`s Deficit, page 74
4. Please disclose for all periods presented the income tax provisions for each classification of other comprehensive income.
See paragraph 25 of SFAS 130.

Note 2 - Significant Accounting Policies

Revenue Recognition, page 77
5. You state on page 8 that your distributors are compensated through a discount from the list price for products purchased, and that you also offer volume discounts. Please disclose in a footnote separately for each type of arrangement you have with your resellers a description of the arrangement and your accounting policy for it, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Note 12 - Contingencies and Other Matters, page 95
6. Please confirm there is not a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material. If there is a reasonable possibility, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5. Refer to SAB Topic 5:Y as well.

Note 13 - Leases and Other Commitments, page 96
7. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. David S. Graziosi
Resolution Performance Products LLC
June 9, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE